

January 31, 2013

Via E-mail

Mr. Stephen J. Smith
 Chief Financial Officer
American Greetings Corporation
One American Road
Cleveland, Ohio 44144

> **Re:** **American Greetings Corporation**
> **Form 10-K for the Fiscal Year Ended February 29, 2012**
> **Filed April 30, 2012**
> **Form 10-Q for the Quarterly Period Ended November 23, 2012**
> **Filed January 2, 2013**
> **File No. 1-13859**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 29, 2012

Note 3. Other Income and Expense, page 62

1.   We note that certain gains and losses are included in operating income while others are included in non-operating income. Please tell us what factors and/or accounting literature you consider when determining the classification of your gains and losses.

Form 10-Q for the Quarterly Period Ended November 23, 2012

Note 6. Other Revenue and Expense, page 12

2.   We note that you include a $10 million loss on Clinton Cards debt in non-operating income. However, based on the disclosure in Note 4, it appears that your acquisition of Clinton Cards was intended to assure continued sales of your products through this distribution channel. In this regard, you indicate on page 22 that Clinton Cards, one of the largest specialty retailers of greeting cards in the United Kingdom, had been an important customer to your international business for approximately forty years and was one of your largest customers, and that you acquired all of Clinton Cards' outstanding senior secured debt in an effort to protect your interests. Therefore, it appears the aforementioned $10 million loss should be included in the determination of operating income. Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

                                        Sincerely,

                                        /s/ David R. Humphrey

                                        David R. Humphrey
                                        Accounting Branch Chief